UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. June 4, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that it learned about the essential fact (hecho especial) issued by Sociedad de Inversiones Pampa Calichera S.A., in which it reports that Kowa Company Ltd., Inversiones La Esperanza (Chile) Limited, Kochi S.A. and La Esperanza Delaware Corporation have given formal notice of termination of the agreement signed on April 17, 2017 and reported by SQM that same date.

A copy of the essential fact of Sociedad de Inversiones Pampa Calichera S.A. is attached to this release.

Santiago, 4 de junio de 2018

HECHO ESENCIAL

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.

Inscripción Registro de Valores N° 0303

Señor

Joaquín Cortez Huerta

Presidente Comisión para el Mercado Financiero

Presente

Ref.: Hecho Esencial.

Señor Presidente:

En cumplimiento de lo dispuesto en el artículo 9 e inciso segundo del artículo 10 de la ley N° 18.045 y en la Norma de Carácter General N° 30 de esta Superintendencia, encontrándome debidamente facultado, informo a usted, en carácter de hecho esencial de Sociedad de Inversiones Pampa Calichera S.A. (la “Sociedad”), sus negocios, sus valores de oferta pública o de la oferta de ellos, lo siguiente:

Con esta fecha, la Sociedad fue notificada por parte de Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. y La Esperanza Delaware Corporation, del aviso formal de término del Acuerdo suscrito con fecha 17 de abril de 2017 e informado como hecho esencial, con la Sociedad, Potasios de Chile SA., Inversiones el Boldo Limitada, Inversiones Rac Chile Limitada, Inversiones PCS Chile Limitada, e Inversiones Global Mining (Chile) Limitada. Se adjunta copia de la referida carta de término y una traductión libre de la misma.

Sin otro particular, le saluda atentamente,

/s/ Ricardo Moreno Moreno
Ricardo Moreno Moreno
Gerente General
Sociedad de Inversiones Pampa Calichera S.A.

c.c:	Bolsa de Comercio de Santiago, Bolsa de Valores

Bolsa Electrónica de Chile

Bolsa de Corredores de Chile.

June 4th, 2018

Mr. Patricio Contesse Fica

Sociedad de Inversiones Pampa Calichera S.A.

Potasios de Chile S.A.

Mr. Ricardo Moreno Moreno

Inversiones Global Mining (Chile) Limitada

Mr. Wayne Brownlee

Mr. José María Eyzaguirre Baeza

Inversiones El Boldo Limitada

Inversiones RAC Chile S.A.

Inversiones PCS Chile Limitada

Re.: Notice of Termination.

Dear Sirs:

We hereby refer to the letter agreement (the “Letter Agreement”) executed on April 17,2017 by and between (i) the subsidiaries of Potash Corporation of Saskatchewan Inc. (now Nutrien Ltd.) Inversiones El Boldo Limitada, Inversiones RAC Chile S A (before Inversiones RAC Chile Limitada) and Inversiones PCS Chile Limitada (jointy the “Nutrien Shareholders”), (ii) Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada (jointly the “Pampa Group Shareholders”, and (iii) Kowa Company Ltd. Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation (jointly the “Kowa Shareholders”).

On May 17, 2018, the Nutrien Shareholders and Nutrien Ltd., a Canadian corporation (Jointly the “Sellers”) entered into an agreement to sell to Inversiones TLCS SpA, a Chilean company by shares (sociedad por acciones) and a wholly owned subsidiary of Tianqi Lithium Corporation (“Tianqi”), a corporation organized under the laws of the People’s Republic of China, 62,556,568 class A shares issued by Sociedad Química y Minera de Chile S.A. (“SQM”), a public corporation organized under the Laws of Chile (the “Selling Agreement”).

Pursuant to section 5.3 of the Selling Agreement, the Nutrien Shareholders assigned - effective as of and subject to the closing of the transaction considered in the Selling Agreement - to Buyer the rights and obligations in or under the Letter Agreement.

Although the Letter Agreement was intended to bind and be enforceable to any successors and assigns, its execution by the Kowa Shareholders was made in special consideration of the identities of the parties involved.

Considering that the Kowa Shareholders have not been consulted nor informed (apart from public information filed before the Securities and Exchange Commission of the United States of America) regarding Tianqi or its subsidiaries becoming a party to such Letter Agreement, and pursuant to section 8 of the Letter Agreement, Kowa Shareholders hereby gives formal notice of termination of the Letter Agreement.

Notwithstanding the above, Kowa Shareholders express their desire of maintaining a good corporate governance within SQM, which includes their continued support of the dividend policy established in the Letter Agreement, which Kowa Shareholders consider to be in the interest of all SQM’s shareholders.

Sincerely,

/s/ Yoshihito Hata
Yoshihito Hata
for:
Kowa Company Ltd.
lnversiones La Esperanza (Chile) Limitada,
Kochi S.A.
La Esperanza Delaware Corporation

c.c Sociedad Química y Minera de Chile S.A.

TRADUCCIÓN LIBRE

4 de junio de 2018

Señor Patricio Contesse Fica

Sociedad de Inversiones Pampa Calichera S.A.

Señor Ricardo Moreno Moreno

Inversiones Global Mining (Chile) Limitada

Señor Wayne Brownlee

Señor José María Eyzaguirre Baeza

Inversiones El Boldo Limitada

Inversiones RAC Chile S.A.

Inversiones PCS Chile Limitada

Re.: Aviso de Término.

Estimados señores:

Por medio de la presente nos referimos a la carta de acuerdo (la “Carta Acuerdo”) de fecha 17 de abril de 2017, suscrita por (i) las filiates de Potash Corporation of Saskatchewan Inc. (hoy Nutrien Ltd.) Inversiones El Boldo Limitada, Inversiones RAC Chile S.A. (antes Inversiones RAC Chile Limitada) e Inversiones PCS Chile Limitada (conjuntamente los “Accionistas Nutrien”), (ii) Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. e Inversiones Global Mining (Chile) Limitada (conjuntamente los “Accionistas Grupo Pampa”), y (iii) Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. y La Esperanza Delaware Corporation (conjuntamente los “Accionistas Kowa”).

El 17 de mayo de 2018 los Accionistas Nutrien y Nutrien Ltd., una sociedad canadiense (conjuntamente los “vendedores”) celebraron un acuerdo para vender a Inversiones TLCS SpA, una sociedad por acciones chilena (sociedad por acciones) que corresponde a una filial cuya propiedad corresponde totalmente a Tianqui Lithium Corporation (“Tianqui”), una sociedad organizada bajo las leyes de la República Popular China, 62,556,568 acciones serie A de Sociedad Química y Minera de Chile S.A. (“SQM”), una sociedad anonima abierta constituida de conformidad con las leyes de Chile (el “Acuerdo de Venta”).

De conformidad con la sección 5.3 del “Acuerdo de Venta”, los Accionistas Nutrien cedieron -a partir de y sujeto al cierre de la transaccion indicada en el Acuerdo de Venta-al Comprador los derechos y obligaciones comprendidos en la Carta Acuerdo.

No obstante que la Carta Acuerdo tenía por propósito obligar y hacerse oponible a cualquier sucesor o cesionario, su ejecucion por parte de los Accionistas Kowa fue realizada en especial consideracion de la identidad de las partes involucradas.

Considerando que los Accionistas Kowa no han sido consultados ni informados (salvo por la informatión pública presentada a la Securities and Exchange Commission de los Estados Unidos de America) respecto de convertirse Tianqui o sus filiales en parte de dicha Carta Acuerdo, y de conformidad con la sección 8 de la Carta Acuerdo, por medio de la presente los Accionistas Kowa dan aviso formal de término de la Carta Acuerdo.

TRADUCCIÓN LIBRE

Sin perjuicio de lo señalado, los Accionistas Kowa expresan su deseo de mantener un buen gobierno corporativo dentro de SQM, lo que incluye la mantencion de su apoyo a la politica de dividendos establecida en la Carta Acuerdo, la cual los Accionistas Kowa consideran estar en el interes de todos los accionistas de SQM.

Sinceramente,

/s/ Yoshihito Hata
Yoshihito Hata
por:
Kowa Company Ltd.
Inversiones La Esperanza (Chile) Limitada,
Kochi S.A.
La Esperanza Delaware Corporation

c.c. Sociedad Química y Minera de Chile S.A.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: June 4, 2018	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.